UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


I.     General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above).

       [ X ] MERGER

       [  ]  LIQUIDATION

       [  ]  ABANDONMENT OF REGISTRATION
             (Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

       [  ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
             (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.     Name of fund: MDT FUNDS

3.     Securities and Exchange Commission File No. 811-21141

4.     Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?

       [X ]  Initial Application               [  ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

             FEDERATED INVESTORS TOWER
             5800 CORPORATE DRIVE
             PITTSBURGH, PA  15237-7010

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

             HEIDI LOEFFERT
             REED SMITH LLP
             12TH FLOOR
             1001 LIBERTY AVENUE
             PITTSBURGH, PA  15222-3779
             (412) 288-4827

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

       NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


                    FEDERATED MDTA LLC
                    125 CAMBRIDGE PARK DRIVE
                    CAMBRIDGE, MA 02140

                    FEDERATED INVESTORS FUNDS
                    5800 CORPORATE DRIVE
                    PITTSBURGH, PA  15237-7000

                    STATE STREET BANK AND TRUST COMPANY
                    P.O. BOX 8600
                    BOSTON, MA 02266-8600

                    FEDERATED SERVICES COMPANY
                    FEDERATED INVESTORS TOWER
                    1001 LIBERTY AVENUE
                    PITTSBURGH, PA  15222-3779

                    FEDERATED INVESTMENT MANAGEMENT COMPANY
                    1001 LIBERTY AVENUE
                    PITTSBURGH, PA, 15222-3779

                    REED SMITH LLP
                    INVESTMENT MANAGEMENT GROUP (IMG)
                    FEDERATED INVESTORS TOWER
                    12TH FLOOR
                    1001 LIBERTY AVENUE
                    PITTSBURGH, PA  15222-3779
                    (412) 288-3131
                    ATTENTION: FRED LEECH




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8.     Classification of fund (check only one):

       [X ]  Management company;

       [  ]  Unit investment trust; or

       [  ]  Face-amount certificate company.

9.     Subclassification if the fund is a management company (check only one):

       [X]   Open-end                   [  ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): MASSACHUSETTS

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
       MDT ADVISERS, INC.

       125 CAMBRIDGE PARK DRIVE

       CAMBRIDGE, MA 02140


       MDT ADVISERS, A DIVISION OF HARRIS BRETALL SULLIVAN & SMITH, LLC 125 CAMBRIDGE PARK DRIVE
CAMBRIDGE, MA 02140

       FEDERATED MDTA LLC
       125 CAMBRIDGE PARK DRIVE
       CAMBRIDGE, MA 02140

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

       QUASAR DISTRIBUTORS, LLC
       ATTN:  PRESIDENT
       615 EAST MICHIGAN STREET
       MILWAUKEE, WI  53202

       FEDERATED SECURITIES CORP.
       FEDERATED INVESTORS TOWER
       1001 LIBERTY AVENUE
       PITTSBURGH, PA 15222-3779




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13.    If the fund is a unit investment trust ("UIT") provide:

       (a)   Depositor's name(s) and address(es):

       (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

             [  ]   Yes          [X ]   No

       If Yes, for each UIT state:

             Name(s):

             File No.:  811-_______

             Business Address:

15.    (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [ X]   Yes          [  ]   No

       If Yes, state the date on which the board vote took place:
             JULY 10, 2006

       If No, explain:

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X]    Yes          [  ]   No

       If Yes, state the date on which the shareholder vote took place:

       NOVEMBER 17, 2006 FOR MDT SHORT-TERM BOND FUND.

       NOVEMBER 17, 2006 AND ADJOURNED TO DECEMBER 8, 2006 FOR MDT ALL CAP CORE FUND, MDT TAX AWARE/ALL CAP CORE FUND, MDT LARGE CAP GROWTH FUND, MDT MID CAP GROWTH FUND, MDT SMALL CAP CORE FUND, MDT SMALL CAP GROWTH FUND, MDT SMALL CAP VALUE FUND AND MDT BALANCED FUND.

       If No, explain:


II.    DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

             [X]    Yes          [  ]   No

       (a) If Yes, list the date(s) on which the fund made those distributions:

       NOVEMBER 17, 2006 FOR THE MDT SHORT-TERM BOND FUND.

       DECEMBER 8, 2006 FOR MDT ALL CAP CORE FUND, MDT TAX AWARE/ALL CAP
       CORE FUND, MDT LARGE CAP GROWTH FUND, MDT MID CAP GROWTH FUND,
       MDT SMALL CAP CORE FUND, MDT SMALL CAP GROWTH FUND, MDT SMALL CAP VALUE FUND AND MDT BALANCED FUND.

       (b)   Were the distributions made on the basis of net assets?

             [X]    Yes          [  ]   No

       (c)   Were the distributions made pro rata based on share ownership?

             [X]    Yes          [  ]   No

       (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

       (e)   Liquidations only:
             Were any distributions to shareholder made in kind?

             [  ]   Yes          [  ]   No

             If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.    Closed-end funds only:
       Has the fund issued senior securities?

       [  ]         Yes          [  ]   No

       If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.    Has the fund distributed all of its assets to the fund's shareholders?

       [X ]         Yes          [  ]   No

       ACQUISITION OF THE ASSETS OF MDT SHORT-TERM BOND FUND A PORTFOLIO OF MDT FUNDS BY AND IN EXCHANGE FOR CLASS A SHARES AND INSTITUTIONAL SHARES OF FEDERATED SHORT-TERM INCOME FUND, A PORTFOLIO OF FEDERATED INCOME SECURITIES TRUST.

       ACQUISITION OF THE ASSETS OF THE EIGHT PORTFOLIOS OF THE MDT FUNDS BY AND IN EXCHANGE FOR CLASS A SHARES, CLASS C SHARES AND INSTITUTIONAL SHARES OF THE EIGHT PORTFOLIOS OF THE FEDERATED MDT SERIES WAS AS FOLLOWS:

       MDT ALL CAP CORE FUND BY AND IN EXCHANGE FOR FEDERATED MDT ALL CAP CORE FUND, MDT TAX AWARE/ALL CAP CORE FUND BY AND IN EXCHANGE FOR FEDERATED MDT TAX AWARE/ALL CAP CORE FUND, MDT LARGE CAP GROWTH FUND BY AND IN EXCHANGE FOR FEDERATED MDT LARGE CAP GROWTH FUND, MDT MID CAP GROWTH FUND BY AND IN EXCHANGE FOR FEDERATED MDT MID CAP GROWTH FUND, MDT SMALL CAP CORE FUND BY AND IN EXCHANGE FOR FEDERATED MDT SMALL CAP CORE FUND, MDT SMALL CAP GROWTH FUND BY AND IN EXCHANGE FOR FEDERATED MDT SMALL CAP GROWTH FUND, MDT SMALL CAP VALUE FUND BY AND IN EXCHANGE FOR FEDERATED MDT SMALL CAP VALUE FUND AND MDT BALANCED FUND BY AND IN EXCHANGE FOR FEDERATED MDT BALANCED FUND.

       If No,

       (a) How many shareholders does the fund have as of the date this form is filed?

       (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       [  ]         Yes          [X]    No

       If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.   ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

       [  ]         Yes          [X]    No

       If Yes,
       (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

       (b)   Why has the fund retained the remaining assets?

       (c)   Will the remaining assets be invested in securities?

                 [  ]  Yes       [  ]   No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [  ]         Yes          [X]    No

       If Yes,

       (a)   Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.    INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.    (a)   List the expenses incurred in connection with the Merger or
Liquidation:

             (i)    Legal expenses:                              $354,523.82

             (ii)   Accounting expenses:                         $383,386.00

             (iii)  Other expenses (list and identify separately):
                    {circle}CONSULTING:                         $ 101,770.72
                    {circle}TRAVEL:                              $ 70,519.59
                    {circle}PRINTING & POSTAGE:                 $ 252,617.27
                    {circle}FUND CONVERSION/DECONVERSION FEES:  $ 119,761.54
                    {circle}HART-SCOTT-RODINO FILING FEE:        $ 62,500.00
                    {circle}MISCELLANEOUS FEES:                   $ 3,045.76
                    {circle}OTHER:                               $ 10,172.93

             (iv)   Total expenses (sum of lines (i)-(iii) above):$ 1,358,297.63

       (b)   How were those expenses allocated?
                    {circle}Expenses capitalized into Goodwill:$ 1,274,185.29 {circle}Expenses reducing Federated's net income:$ 84,112.34

       (c)   Who paid those expenses?
             ALL EXPENSES WERE PAID BY FEDERATED INVESTORS, INC.

       (d)   How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [  ]         Yes          [X ]   No

       If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.     CONCLUSION OF FUND BUSINESS

24.    Is the fund a party to any litigation or administrative proceeding?

       [  ]  Yes                 [X]    No

       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [  ]  Yes                 [X]    No

       If Yes, describe the nature and extent of those activities:

VI.    MERGERS ONLY

26.    (a)   State the name of the fund surviving the Merger:
                    FEDERATED MDT SERIES

       (b) State the Investment Company Act file number of the fund surviving the Merger: 811-21904


       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

       FILE NUMBER 333-136577 ON AUGUST 14, 2007 ON FORM N-14AE FOR THE MDT SHORT-TERM BOND FUND.

       FILE NUMBER 333-136564 ON AUGUST 11, 2006 ON FORM N-14AE FOR MDT ALL CAP CORE FUND, MDT TAX AWARE/ALL CAP CORE FUND, MDT LARGE CAP GROWTH FUND, MDT MID CAP GROWTH FUND, MDT SMALL CAP CORE FUND, MDT SMALL CAP GROWTH FUND, MDT SMALL CAP VALUE FUND AND MDT BALANCED FUND.

       (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.




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                                  VERIFICATION

       The undersigned stated that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of

1940 on behalf of MDT Funds, (ii) he or she is the Assistant Secretary of

Federated MDT Series, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form

N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.





                                        (Signature)

                                        /s/Todd P. Zerega